UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-35565

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABBVIE SAVINGS PROGRAM

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AbbVie Inc.

1 North Waukegan Road

North Chicago, IL 60064

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBVIE SAVINGS PLAN

DECEMBER 31, 2019 AND 2018

C O N T E N T S

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the AbbVie Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the AbbVie Savings Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable,

1

and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2018.

Chicago, Illinois

June 18, 2020

2

AbbVie Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2019 and 2018

(Dollars in thousands)

	2019	2018
Assets
Cash	$3,261	$2,632
Investments, at fair value	5,719,399	4,846,378
Employer contributions receivable	8,302	8,035
Notes receivable from participants	45,721	46,926
Accrued interest and dividend income	458	1,023
Due from brokers	1,802	332

Total assets	5,778,943	4,905,326

Liabilities
Other liabilities	5,870	—
Accrued administrative expenses	82	80
Due to brokers	2,350	1,875

Total liabilities	8,302	1,955

NET ASSETS AVAILABLE FOR BENEFITS	$5,770,641	$4,903,371

The accompanying notes are an integral part of these statements.

3

AbbVie Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2019

(Dollars in thousands)

Additions
Contributions
Employer	$99,070
Participant	199,535
Rollovers	22,859

Total contributions	321,464

Investment income
Net appreciation in fair value of investments	762,094
Interest and dividends	95,548

Net investment income	857,642

Interest income on notes receivable from participants	1,996

Total additions	1,181,102

Deductions
Benefits paid to participants	312,530
Other expenses	1,302

Total deductions	313,832

NET INCREASE	867,270

Net assets available for benefits
Beginning of year	4,903,371

End of year	$5,770,641

The accompanying notes are an integral part of these statements.

4

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE A - DESCRIPTION OF THE PLAN

The following description of the AbbVie Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

In general, United States employees of AbbVie Inc. (“AbbVie”) and selected participating subsidiaries and affiliates may, after meeting certain employment requirements, voluntarily participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Alight Solutions serves as the record keeper of the Plan.  The Northern Trust Company (“Custodian” and “Trustee”) serves as the custodian and trustee.

Contributions and Vesting

Contributions to the Plan are paid to the AbbVie Savings Plan Trust (“Trust”).  The Trust is administered by the Trustee and an investment committee comprised of AbbVie employees (the “Committee”).

Employees are eligible to make contributions immediately following their date of hire.  Eligible employees electing to participate may contribute from 2% to 50% of their eligible earnings to the Trust.  Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contributions are eligible to make catch-up contributions.  The Plan also permits Roth 401(k) after-tax contributions and a Roth 401(k) conversion feature.  Participants may choose to make their contributions from pretax earnings, after-tax earnings or both.  The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the Internal Revenue Code (“IRC”).  All the contributions are subject to certain limitations of the IRC.  Participant contributions may be invested in any of the investment options offered by the Plan.

Employer contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings.  The amount of the employer contribution is determined by the Board of Directors of AbbVie and, for the year ended December 31, 2019, was 5% of the participant’s eligible earnings if the employee elected to contribute at least 2% to the Plan.  Employer contributions are invested each pay period according to the employee’s investment elections.

5

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

The Plan offers a variety of investment options, including AbbVie common shares.  AbbVie was established by the January 1, 2013 separation of Abbott Laboratories (“Abbott”) into two publicly traded companies.  The separation was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution.  Effective January 1, 2013, AbbVie participants may no longer make new contributions or transfer new money to purchase Abbott stock in the Plan; however, they may continue to hold Abbott stock in their Plan accounts.

Cash dividends on shares of AbbVie common shares are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan’s year in which paid or (3) paid to the Plan and credited to the applicable accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the plan administrator.

Participants are at all times fully vested in their own contributions and earnings thereon.  Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage
Less than two years	0%
Two years or more	100%

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date.  Forfeitures are used to (1) restore any forfeitures of participants who returned to service with AbbVie within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time.  In 2019, forfeitures reduced AbbVie’s contributions by approximately $849,000.  Approximately $60,600 and $121,000 of forfeitures were available at the end of 2019 and 2018, respectively.

6

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018

NOTE A - DESCRIPTION OF THE PLAN - Continued

Distributions

Following retirement, termination or death, participants or their beneficiaries receive distributions in cash and/or AbbVie common shares and may receive them in installments, lump sums or, at their election, annuity insurance contracts for certain account balances, as defined (as these contracts are allocated to the respective participants, they are not recorded as assets of the Plan), or direct rollovers, as applicable.  Also, upon retirement, participants may elect to defer distribution to a future date but, after termination of employment, distribution must be made or commence by the 1st of April following the year the participant reaches age 70-1/2.  Interest, dividends and other earnings will continue to accrue on such deferred amounts.  In-service withdrawals are available in certain circumstances as defined by the Plan.  The Plan also permits hardship withdrawals for participants who meet the criteria outlined in the Plan document.

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of AbbVie shares and sales of Abbott stock.  Investment fees for mutual funds, collective trusts, and managed accounts are charged against the net assets of the respective fund.  AbbVie pays other record-keeping and administration fees, where applicable.  Expenses paid by AbbVie are excluded from these financial statements.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and AbbVie’s contributions and allocations of plan earnings, and is charged with any transaction fees or commissions incurred by the participant.  Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

Participants may convert their pretax accounts into one or two loans to themselves.  The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service (“IRS”) limitations and restrictions.  Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made.  Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner).  Repayment is made through periodic payroll deductions but a loan may be repaid in a lump sum at any time.  For employees terminating employment with AbbVie during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

7

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

Investment Valuation

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock, mutual funds and collective trust funds - Valued at the published net asset value (“NAV”) or market price per share.  Redemption from the collective trust funds is permitted daily.

Certificates of deposit and repurchase agreements - Valued at amortized cost, which approximates fair value given the instruments’ short duration of less than 130 days.

Corporate debt - Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the bond is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks or a broker quote if available.

8

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation — Continued

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•                  Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets that the company has the ability to access;

•                  Level 2 — Valuations based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•                  Level 3 — Valuations using significant inputs that are unobservable in the market and include the use of judgment by the company’s management about the assumptions market participants would use in pricing the asset or liability.

The following tables set forth the fair value hierarchy levels of the Plan’s assets at fair value at December 31, (dollars in thousands):

	Basis of Fair Value Measurement
2019	Level 1	Level 2	Level 3	Total
Common stock	$1,589,962	$—	$—	$1,589,962
Mutual funds	1,588,786	—	—	1,588,786
Collective trust funds	2,283,515	—	—	2,283,515
Repurchase agreement	—	107,500	—	107,500
Certificates of deposit	—	9,401	—	9,401
Corporate debt	—	140,235	—	140,235
Total assets at fair value	$5,462,263	$257,136	$—	5,719,399

	Basis of Fair Value Measurement
2018	Level 1	Level 2	Level 3	Total
Common stock	$1,573,942	$—	$—	$1,573,942
Mutual funds	1,308,204	—	—	1,308,204
Repurchase agreement	—	30,800	—	30,800
Corporate debt	—	229,043	—	229,043
Total assets at fair value	$2,882,146	$259,843	$—	3,141,989
Assets measured at NAV:
Collective trust funds				1,704,389
Total investments				$4,846,378

9

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent loans are reclassified as distributions based upon the terms of the Plan.  No allowance for credit losses has been recorded as of December 31, 2019 and 2018.

Investment Income Recognition

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncement

In July 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) 2018-09, Codification Improvements, which, among other things, amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for net asset value per share practical expedient in accordance with ASC 820, Fair Value Measurement. Adoption of the amended guidance, which is to be applied prospectively, affects the fair value disclosures, but does not change the fair value measurement of the investments. The guidance is effective for periods beginning after December 15, 2018.  Management evaluated the guidance and determined that a readily determinable fair value exists for collective trust funds that were previously disclosed as using the net asset value per share practical expedient.  The provisions of the ASU were adopted for the year ended December 31, 2019 and have been applied prospectively, in accordance with the adoption guidance.  Adoption of the amended guidance affected the fair value disclosures, but did not change the fair value measurement of the investments.

NOTE C — INVESTMENTS

A summary of AbbVie common share data as of December 31, is presented below:

	2019	2018
AbbVie common shares, 12,760,892 and 12,444,443 shares, respectively, (dollars in thousands)	$1,129,849	$1,147,253
Market value per share	$88.54	$92.19

10

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018

NOTE C — INVESTMENTS - Continued

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan holds units of a collective trust fund managed by the Trustee for the Plan.  The Plan also invests in the common stock of AbbVie. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.  During 2019, the Plan received $53.8 million in common stock dividends from AbbVie.

Participants pay fees to the recordkeeper for loan and withdrawal transaction processing and also pay commissions on purchases and sales of AbbVie shares and sales of Abbott stock.  These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by AbbVie upon written notice to the Trustee and Board of Review, and will be terminated if AbbVie completely discontinues its contributions under the Plan.  All participants’ account balances are fully vested upon Plan termination.  Upon termination of the Plan, distributions of each participant’s share in the Trust, as determined by the terms of the Plan, will be made to each participant.  At the present time, AbbVie has no intention of terminating the Plan.

NOTE F — TAX STATUS

The Plan has received a determination letter from the IRS dated August 20, 2018, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

11

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018

NOTE F — TAX STATUS - Continued

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE G — SUBSEQUENT EVENTS

AbbVie has evaluated subsequent events and other than as disclosed below, there were no subsequent events that require recognition or additional disclosure in these financial statements.

The SECURE Act, which was signed into law on December 20, 2019, changed the required minimum distribution age from 70 ½ to 72 for participants who turn age 70 ½ on or after January 1, 2020.

In response to the pandemic outbreak of a novel coronavirus (COVID-19), the United States Congress passed the Coronavirus Aid, Relief and Economic Security Act (CARES Act) to provide expanded access to retirement plan accounts.  In response, the Plan implemented provisions under the CARES Act related to distributions and deferred loan repayments for those participants who qualify under the CARES Act.

12

SUPPLEMENTAL SCHEDULE

13

AbbVie Savings Plan

EIN: 320375147, Plan Number: 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2019

(Dollars in thousands)

Identity of party involved/		Current
description of asset/ rate/ maturity	Cost (a)	value

*ABBVIE INC., common shares		$1,129,849

ABBOTT LABORATORIES, common shares		460,113

Mutual funds
AMERICAN FUNDS EUROPACIFIC GROWTH		246,849
AMERICAN FUNDS THE GROWTH FUND OF AMERICA		494,883
AMERICAN FUNDS WASHINGTON MUTUAL INVESTORS FUND		186,383
DIAMOND HILL SMALL/MID CAP FUND		114,256
GMO GLOBAL ASSET ALLOCATION SERIES FUND		149,846
JPMORGAN CORE BOND FUND		301,929
PIMCO ALL ASSET FUND		76,443
PIMCO SHORT-TERM PORTFOLIO INSTITUTIONAL		18,197

Collective trust funds
SSGA TARGET RETIREMENT 2015 SERIES FUND		14,183
SSGA TARGET RETIREMENT 2020 SERIES FUND		81,240
SSGA TARGET RETIREMENT 2025 SERIES FUND		135,529
SSGA TARGET RETIREMENT 2030 SERIES FUND		127,308
SSGA TARGET RETIREMENT 2035 SERIES FUND		98,269
SSGA TARGET RETIREMENT 2040 SERIES FUND		91,407
SSGA TARGET RETIREMENT 2045 SERIES FUND		60,234
SSGA TARGET RETIREMENT 2050 SERIES FUND		40,115
SSGA TARGET RETIREMENT 2055 SERIES FUND		14,425
SSGA TARGET RETIREMENT 2060 SERIES FUND		8,529
SSGA TARGET RETIREMENT INCOME SERIES FUND		22,086
VANGUARD INSTITUTIONAL 500 INDEX TRUST		818,862
VANGUARD INSTITUTIONAL EXTENDED MARKET TRUST		428,839
VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND		333,382
*NORTHERN TRUST COLLECTIVE SHORT TERM INVESTMENT FUND		9,107

Repurchase Agreement
BUY TO OPEN REPO W/BOFA SECU 1.65% FROM 12-31-2019 TO 01-02-2020		51,700
BUY TO OPEN REPO W/THE BANK 1.58% FROM 12-31-2019 TO 01-02-2020		55,800

Certificates of Deposit
BANK MONTREAL CHICAGO BRH INSTL CTF DEP 07-11-2019 FLTG 07-10-2020		5,101
BANK MONTREAL CHICAGO BRH INSTL CTF DEP DTD 10-03-2019 VAR RT DUE 10-02-2020		1,000
BARCLAYS BK PLC NEW YORK BRH INSTL CTF DEP 00340 10-25-2019 VAR RT 10-15-2020		3,300

Corporate Debt
ALLY AUTO 1.72% DUE 04-15-2021		661
AMERICAN EXPRESS CR CORP DISC COML PAPER3/A3 YRS 1&2 04-13-2020		4,175
BK NOVA SCOTIA GTD 1.85% DUE 04-14-2020		2,999
BNG BANK N.V. FRN SNR MTN 07/20		13,915
CARMAX AUTO OWNER TRUST SER 16-4 CL A3 1.4% 08-15-2021		202
CITIBANK N A FLTG 07-23-2021		703
ERSTE ABWICKLUNGS FRN SNR 03/2020		2,401
EXPORT DEV CANADA FRN SNR 03/2020		5,003

14

AbbVie Savings Plan

EIN: 320375147, Plan Number: 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED

December 31, 2019

(Dollars in thousands)

Identity of party involved/		Current
description of asset/ rate/ maturity	Cost (a)	value

Corporate Debt - continued
FIRST ABU DHABI BK 2.625% SNR 24/02/2020		1,502
FMS WERTMANAGEMENT FRN SNR 10/2020		5,604
FORD CR AUTO LEASE 2.93% DUE 06-15-2021		1,303
GM FINANCIAL AUTOMOBILE LEASIN SER-19-1 CL-A2B FLTG 04-20-2021 BEO		1,503
GM FINL AUTOMOBILE LEASING SER 19-2 CL A2B FLTG 06-21-2021		2,266
GM FINL AUTOMOBILE LEASING TR 2018-3 ASSET BACKED NT CL A-2-A 2.74% 09-21-2020		207
HSBC HLDGS PLC SR NT FLTG RATE 05-18-2021		2,002
HYUNDAI AUTO 3.04% DUE 06-15-2021		432
KOMMUNALBANKEN AS FLTG 15/04/2021		4,399
KOMMUNALBANKEN AS FR SNR 03/20		10,001
KOMMUNALBANKEN AS FR SNR 03/21		2,224
KOMMUNALBANKEN AS FR SNR 06/20		5,340
KOMMUNALBANKEN AS FR SNR 09/21		1,002
L-BANK BW FOERDBK FRN SNR 04/20		2,762
LLOYDS BANK PLC 2.7% DUE 08-17-2020		221
LLOYDS BK PLC NT FLTG DUE 05-07-2021 REG		2,007
MERCEDES-BENZ AUTO LEASE TR SER 19-A CL A2 3.01% 02-16-2021		1,177
NED WATERSCHAPSBK FR SNR 02/20		13,005
NED.FINANCE IDX/LKD EMTN 07/09/2021		5,000
NED.FINANCE.MAATS FRN SNR 01/2020		13,403
NORDRH-WESTFALEN FRN SNR 08/2021		5,003
NRW BANK FRN SNR 02/21 USD200000’754		12,996
NRW BANK FRN SNR 03/2021 USD1000’722		7,000
NTT FINANCE CORP FR SNR EMTN 06/20		701
QNB FINANCE LTD FRN GTD SNR MTN 02/2020		1,001
QNB FINANCE LTD FRN GTD SNR MTN 02/2020		1,202
SWEDBANK AB 2.2% 04/03/2020		400
TOYOTA AUTO RECEIVABLES 2018-B OWNER TR ASSET BACKED NT CL A-2B 03-15-2021 REG		513
VOLKSWAGEN AUTO LEASE TR 2019-A NT CL A-2B 03-21-2022 REG		2,000
WESTPAC BKG CORP 2.0% 03-03-2020		4,000

*Loans to participants, 3.25% to 8.25%		45,721

		$5,765,120

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

15

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBVIE PUERTO RICO SAVINGS PLAN

DECEMBER 31, 2019 AND 2018

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

C O N T E N T S

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the AbbVie Puerto Rico Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the AbbVie Puerto Rico Savings Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2018.

Chicago, Illinois

June 18, 2020

AbbVie Puerto Rico Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2019 and 2018

(Dollars in thousands)

	2019	2018
Assets
Cash	$113	$69
Investments, at fair value	348,881	308,484
Employer contributions receivable	2	2
Notes receivable from participants	6,687	6,513
Accrued interest and dividend income	32	45
Due from brokers	20	84

Total assets	355,735	315,197

Liabilities
Other liabilities	37	526
Due to brokers	238	232

Total liabilities	275	758

NET ASSETS AVAILABLE FOR BENEFITS	$355,460	$314,439

The accompanying notes are an integral part of these statements

AbbVie Puerto Rico Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2019

(Dollars in thousands)

Additions
Contributions
Employer	$3,890
Participant	9,392
Rollovers	717

Total contributions	13,999

Investment income
Net appreciation in fair value of investments	29,772
Interest and dividends	9,083

Net investment income	38,855

Interest income on notes receivable from participants	270

Total additions	53,124

Deductions
Benefits paid to participants	11,833
Other expenses	270

Total deductions	12,103

NET INCREASE	41,021

Net assets available for benefits
Beginning of year	314,439

End of year	$355,460

The accompanying notes are an integral part of these statements

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE A - DESCRIPTION OF THE PLAN

The following description of the AbbVie Puerto Rico Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Employees of AbbVie Inc.’s (“AbbVie”) selected subsidiaries and affiliates in Puerto Rico (the “Company”) may, after meeting certain employment requirements, voluntarily participate in the Plan.  The Plan’s sponsor is AbbVie Ltd.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Alight Solutions serves as the record keeper of the Plan.  The Northern Trust Company (“Custodian”) serves as the custodian.  Banco Popular de Puerto Rico serves as trustee (“Trustee”) of the Plan.

Contributions and Vesting

Contributions to the Plan are paid to the AbbVie Puerto Rico Savings Plan Trust (“Trust”). The Trust is administered by the Trustee, the Custodian and an investment committee comprised of AbbVie employees (the “Committee”).

Employees are eligible to make contributions immediately following their date of hire.  Eligible employees electing to participate may contribute from 2% to 50% of their eligible earnings to the Trust.  Participants may choose to make their contributions from either pretax earnings or after-tax earnings or both, subject to certain limitations.  Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contribution are eligible to make catch-up contributions.  Participants’ pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 1081.01(d) of the Puerto Rico Internal Revenue Code of 2011 (“PR Code”), as amended.  All the contributions are subject to certain limitations of the PR Code.  Participant contributions may be invested in any of the investment options offered by the Plan.

Employer contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings.  The amount of the employer contribution is determined by the Board of Directors of AbbVie and for the year ended December 31, 2019, was 5% of the participant’s eligible earnings if the employee elected to contribute at least 2% to the Plan.  Employer contributions are invested each pay period according to the employee’s investment elections.

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

The Plan offers a variety of investment options, including AbbVie common shares.  AbbVie was established by the January 1, 2013 separation of Abbott Laboratories (“Abbott”) into two publicly traded companies.  The separation was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution.  Effective January 1, 2013, AbbVie participants may no longer make new contributions or transfer new money to purchase Abbott stock in the Plan; however, they may continue to hold Abbott stock in their Plan accounts.

Participants are at all times fully vested in their own contributions and earnings thereon.  Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage
Less than two years	0%
Two years or more	100%

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date.  Forfeitures are used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time.  In 2019, approximately $21,000 of forfeitures were used to reduce AbbVie’s contributions.  As of December 31, 2019 and 2018, approximately $7,800 and $3,600, respectively, of forfeitures were available.

Distributions

Following retirement, termination or death, participants or their beneficiaries receive a distribution in cash, AbbVie common shares or direct rollovers, as applicable.  Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made or commence by the 1st of April following the year the participant reaches age 70-1/2.  Interest, dividends and other earnings will continue to accrue on such deferred amounts.  Prior to separation of service, participants are permitted to withdraw their rollover contributions and their after-tax contributions in shares or in cash, subject to certain limitations.  In-service withdrawals are available in certain circumstances as defined by the Plan.  The Plan also permits hardship withdrawals for participants who meet the criteria outlined in the Plan document.

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018

NOTE A - DESCRIPTION OF THE PLAN - Continued

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of AbbVie shares and sales of Abbott stock.  Investment fees for mutual funds and collective trusts are charged against the net assets of the respective fund.  The Company pays other record-keeping and administration fees and Banco Popular de Puerto Rico trustee fees, where applicable.  Expenses paid by the Company are excluded from these financial statements.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and employer contributions and allocations of plan earnings, and is charged with any transaction fees or commissions incurred by the participant.  Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

Participants may convert their pretax accounts to one or two loans to themselves.  The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to the PR Code limitations and restrictions.  Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made.  Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner).  Repayment is generally made through periodic payroll deductions but a loan may be repaid in a lump sum at any time.  For employees terminating employment with AbbVie during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

Investment Valuation

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock, mutual funds and collective trust funds - Valued at the published net asset value (“NAV”) or market price per share.  Redemption from the collective trust funds is permitted daily.

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•                  Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets that the company has the ability to access;

•                  Level 2 — Valuations based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•                  Level 3 — Valuations using significant inputs that are unobservable in the market and include the use of judgment by the company’s management about the assumptions market participants would use in pricing the asset or liability.

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The following tables set forth the fair value hierarchy levels of the Plan’s assets at fair value at December 31, (dollars in thousands):

	Basis of Fair Value Measurement
2019	Level 1	Level 2	Level 3	Total
Common stock	$181,907	$—	$—	$181,907
Mutual funds	94,853	—	—	94,853
Collective trust funds	72,121	—	—	72,121
Total assets at fair value	$348,881	$—	$—	$348,881

	Basis of Fair Value Measurement
2018	Level 1	Level 2	Level 3	Total
Common stock	$176,097	$—	$—	$176,097
Mutual funds	81,576	—	—	81,576
Total assets at fair value	$257,673	$—	$—	257,673
Assets measured at NAV:
Collective trust funds				50,811
Total investments				$308,484

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent loans are reclassified as distributions based upon the terms of the Plan.  No allowance for credit losses has been recorded as of December 31, 2019 and 2018.

Investment Income Recognition

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Payment of Benefits

Benefits are recorded when paid.

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

New Accounting Pronouncement

In July 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) 2018-09, Codification Improvements, which, among other things, amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for net asset value per share practical expedient in accordance with ASC 820, Fair Value Measurement. Adoption of the amended guidance, which is to be applied prospectively, affects the fair value disclosures, but does not change the fair value measurement of the investments. The guidance is effective for periods beginning after December 15, 2018.  Management evaluated the guidance and determined that a readily determinable fair value exists for collective trust funds that were previously disclosed as using the net asset value per share practical expedient.  The provisions of the ASU were adopted for the year ended December 31, 2019 and have been applied prospectively, in accordance with the adoption guidance.  Adoption of the amended guidance affected the fair value disclosures, but did not change the fair value measurement of the investments.

NOTE C - INVESTMENTS

A summary of AbbVie common share data as of December 31, is presented below:

	2019	2018
AbbVie common shares, 1,432,689 and 1,373,917, respectively (dollars in thousands)	$126,850	$126,661
Market value per share	$88.54	$92.19

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan holds units of a collective trust fund managed by the Custodian for the Plan.  The Plan also invests in the common stock of AbbVie. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.  During 2019, the Plan received $6.1 million in common stock dividends from AbbVie.

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS - Continued

Participants pay fees to the recordkeeper for loan and withdrawal transaction processing and also pay commissions on purchases and sales of AbbVie shares and sales of Abbott stock.  These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by AbbVie upon written notice to the Trustee and Committee, and will be terminated if AbbVie completely discontinues its contributions under the Plan.  All participants’ account balances are fully vested upon Plan termination.  Upon termination of the Plan, distributions of each participant’s share in the Trust, as determined by the terms of the Plan, will be made to each participant.  At the present time, AbbVie has no intention of terminating the Plan.

NOTE F - TAX STATUS

The Plan has received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury (“Treasury”) dated November 27, 2019, stating that the Plan is qualified under Section 1081.01 of the PR Code, and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the PR Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the PR Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE G — SUBSQUENT EVENTS

The Company has evaluated subsequent events and other than as described below, there were no subsequent events that require recognition or additional disclosure in these financial statements.

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018

NOTE G — SUBSQUENT EVENTS - Continued

The required minimum distribution age from 70 ½ to 72 for participants who turn age 70 ½ on or after January 1, 2020.

In response to the pandemic outbreak of a novel coronavirus (COVID-19), the Puerto Rico Treasury Department issued guidance to authorize special “disaster relief distributions” from Puerto Rico tax qualified retirement plans for participants experiencing financial hardships associated with the COVID-19 pandemic.  The Plan adopted the disaster relief distribution provision and through June 30, 2020, participants are permitted to take disaster relief distributions up to $25,000 without any early distribution penalties and at special tax rates.

SUPPLEMENTAL SCHEDULE

AbbVie Puerto Rico Savings Plan

EIN: 980429860, Plan Number: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2019

(Dollars in thousands)

Identity of party involved/		Current
description of asset	Cost (a)	value

*AbbVie Inc., common stock		$126,850

Abbott Laboratories, common stock		55,057

Mutual funds
American Funds EuroPacific Growth Fund, Class R6		6,266
American Funds Growth Fund of America, Class R6		16,760
American Funds Washington Mutual Investors Fund, Class R6		4,293
Blackrock Short-Term Investment Fund		21,409
Diamond Hill Small/Mid-Cap Fund		2,455
GMO Global Asset Allocation Series Fund, Class R6		4,317
J.P. Morgan Core Bond Fund		14,863
PIMCO All Asset Fund		2,635
Vanguard Total International Stock Index Fund		21,855

Collective trust fund
SSGA Target Retirement 2015 Series Fund		1,656
SSGA Target Retirement 2020 Series Fund		6,704
SSGA Target Retirement 2025 Series Fund		7,979
SSGA Target Retirement 2030 Series Fund		7,736
SSGA Target Retirement 2035 Series Fund		2,657
SSGA Target Retirement 2040 Series Fund		2,351
SSGA Target Retirement 2045 Series Fund		1,535
SSGA Target Retirement 2050 Series Fund		486
SSGA Target Retirement 2055 Series Fund		610
SSGA Target Retirement 2060 Series Fund		406
SSGA Target Retirement Income Series Fund		1,139
Vanguard Institutional 500 Index Fund		25,355
Vanguard Institutional Extended Market Fund		13,255
*Northern Trust Collective Short Term Investment Fund		252

*Loans to participants, 3.25% to 8.25%		6,687

		$355,568

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm — AbbVie Savings Plan

23.2	Consent of Independent Registered Public Accounting Firm — AbbVie Puerto Rico Savings Plan

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBVIE SAVINGS PROGRAM

Date: June 18, 2020	By:	/s/ Michael J. Thomas
Michael J. Thomas
Plan Administrator